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                           EARLY WARNING REPORT UNDER
                    THE ALTERNATIVE MONTHLY REPORTING SYSTEM
                          OF NATIONAL INSTRUMENT 62-103

1.    NAME AND ADDRESS OF THE ELIGIBLE INSTITUTIONAL INVESTOR:

      Fidelity Management & Research Company ("FMR Co.")
      82 Devonshire Street
      Boston, MA, 02109

      FMR Co., and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2.    NAME OF THE REPORTING ISSUER: Stantec Incorporated.

3.    PERIOD FOR WHICH THE REPORT IS FILED:

      Period ended April, 2005.

4. NET INCREASE OR DECREASE IN THE NUMBER OR PRINCIPAL AMOUNT OF SECURITIES, AND IN THE ELIGIBLE INSTITUTIONAL INVESTOR'S SECURITY HOLDING PERCENTAGE IN THE CLASS OF SECURITIES, SINCE THE LAST REPORT FILED BY THE ELIGIBLE INSTITUTIONAL INVESTOR UNDER THE EARLY WARNING REQUIREMENTS:

      Since Fidelity's last report filed on July 17, 2002, Fidelity's holdings have decreased by 15,050 shares. This represents a net decrease of 0.50% of the shares held by Fidelity.

5. DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE ELIGIBLE INSTITUTIONAL INVESTOR'S SECURITY HOLDING PERCENTAGE IN THE CLASS OF SECURITIES AT THE END OF THE MONTH FOR WHICH THE REPORT IS MADE:

      Fidelity now holds 1,840,200 Common Shares representing approximately 9.72% of the outstanding shares of that class.

6. DESIGNATION AND NUMBER OR PRINCIPAL AMOUNT OF SECURITIES AND THE PERCENTAGE OF OUTSTANDING SECURITIES OF THE CLASS OF SECURITIES REFERRED TO ABOVE OVER WHICH:

      (I) THE ELIGIBLE INSTITUTIONAL INVESTOR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAVE OWNERSHIP AND CONTROL:

      N/A.

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      (II) THE ELIGIBLE INSTITUTIONAL INVESTOR, EITHER ALONE OR TOGETHER WITH
      ANY JOINT ACTORS, HAVE OWNERSHIP BUT CONTROL IS HELD BY OTHER ENTITIES OTHER THAN THE ELIGIBLE INSTITUTIONAL INVESTOR OR ANY JOINT ACTOR:

      N/A.

      (III) THE ELIGIBLE INSTITUTIONAL INVESTOR, EITHER ALONE OR TOGETHER WITH ANY JOINT ACTORS, HAVE EXCLUSIVE OR SHARED CONTROL BUT DOES NOT HAVE
      OWNERSHIP:

      1,840,200 Common Shares representing approximately 9.72% of the outstanding shares of that class

7. PURPOSE OF THE ELIGIBLE INSTITUTIONAL INVESTOR AND ANY JOINT ACTORS IN ACQUIRING OR DISPOSING OF OWNERSHIP OF, OR CONTROL OVER, THE SECURITIES, INCLUDING ANY FUTURE INTENTION TO ACQUIRE OWNERSHIP OF, OR CONTROL OVER, ADDITIONAL SECURITIES OF THE REPORTING ISSUER:

      The Common Shares of Stantec Incorporated were acquired in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Stantec Incorporated. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares, dispose of some or all of the Common Shares they hold or continue to hold Common Shares.

8. GENERAL NATURE AND THE MATERIAL TERMS OF ANY AGREEMENT, OTHER THAN LENDING ARRANGEMENTS, WITH RESPECT TO SECURITIES OF THE REPORTING ISSUER ENTERED INTO BY THE ELIGIBLE INSTITUTIONAL INVESTOR, OR ANY JOINT ACTOR, AND THE ISSUER OF THE SECURITIES OR ANY OTHER ENTITY IN CONNECTION WITH ANY TRANSACTION OR OCCURRENCE RESULTING IN THE CHANGE IN OWNERSHIP OR CONTROL GIVING RISE TO THE REPORT, INCLUDING AGREEMENTS WITH RESPECT TO THE ACQUISITION, HOLDING, DISPOSITION OR VOTING OF ANY OF THE SECURITIES:

      N/A.

9. NAMES OF ANY JOINT ACTORS IN CONNECTION WITH THE DISCLOSURE REQUIRED BY APPENDIX G OF NATIONAL INSTRUMENT 62-103:

      N/A.

10. IF APPLICABLE, A DESCRIPTION OF ANY CHANGE IN ANY MATERIAL FACT SET OUT IN A PREVIOUS REPORT BY THE ELIGIBLE INSTITUTIONAL INVESTOR UNDER THE EARLY WARNING REQUIREMENTS:

      N/A.

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11.   ELIGIBILITY TO FILE REPORTS UNDER THE ALTERNATIVE MONTHLY REPORTING
      SYSTEM:

      Fidelity is eligible to file this report under the alternative monthly reporting system of National Instrument 62-103.

12.   DECLARATION:

      The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

      DATED May 10, 2005

      By: /s/ "EricD.Roiter"
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      Name: Eric D. Roiter
      Title: Senior V.P. & General Counsel - FMR Co.
      Duly authorized under Powers of Attorney
      Dated December 30, 1997, by and on behalf
      of FMR Co., and their direct and indirect subsidiaries